UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
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SCHEDULE 13D	per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Guaranty Bancorp

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

40075T 102

(CUSIP Number)

John M. Eggemeyer, III

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

With a copy to:

William R. Moody

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,644,963 (1)

	8.	Shared Voting Power 2,644,963 (1)

	9.	Sole Dispositive Power 2,644,963

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,963 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)

An aggregate of 16,063,806 shares of Common Stock (as defined in this Amendment) are subject to a voting agreement, dated as of May 6, 2009, by and among Castle Creek Capital Partners III, L.P., John Eggemeyer, Eggemeyer Family Trust, certain other stockholders of the Company (as defined in this Amendment) listed on Exhibit A thereto and each of Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Relational Investors Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (the “Voting Agreement”). 3,073,583 shares of Common Stock beneficially owned by the Reporting Persons are subject to the Voting Agreement (the “Reporting Person Shares”). This Amendment shall not be construed as an admission by the Reporting Persons that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,644,963 (1)(2)

	8.	Shared Voting Power 2,644,963 (2)

	9.	Sole Dispositive Power 2,644,963 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,963 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Solely in its capacity as sole general partner of Castle Creek Capital Partners III, LP (“Fund III”).

Castle Creek Capital III LLC disclaims beneficial ownership of the Common Stock beneficially owned by Fund III except to the extent of its economic interest in Fund III.

(2)

An aggregate of 16,063,806 shares of Common Stock are subject to the Voting Agreement, of which 3,073,583 shares of Common Stock are Reporting Person Shares. This Amendment shall not be construed as an admission by the Reporting Persons that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eggemeyer Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,644,963 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,644,963 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,963 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)

In its capacity as a controlling member of Castle Creek Capital III LLC (“CCC III”), the sole general partner of Castle Creek Capital Partners III, LP. Control of CCC III is shared with the other controlling member, Ruh Capital LLC.

Eggemeyer Capital LLC disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of its economic interest in CCC III.

(2)

An aggregate of 16,063,806 shares of Common Stock are subject to the Voting Agreement, of which 3,073,583 shares of Common Stock are Reporting Person Shares. This Amendment shall not be construed as an admission by the Reporting Persons that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Eggemeyer, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 628,620 (1)(3)

	8.	Shared Voting Power 2,644,963 (2)(3)

	9.	Sole Dispositive Power 428,620 (1)

	10.	Shared Dispositive Power 2,644,963 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,273,583 (1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)

Consists of 76,120 shares of Common Stock owned by Mr. Eggemeyer and 352,500 shares of Common Stock owned by the Eggemeyer Family Trust for which Mr. Eggemeyer is the sole trustee, and 200,000 restricted shares of Common Stock which will vest upon fulfillment of certain conditions. The shares of Common Stock attributed to Mr. Eggemeyer do not include 13,211 shares of Common Stock deemed to be owned by Mr. Eggemeyer through the Issuer’s deferred compensation plan, over which Mr. Eggemeyer does not have any voting or investment power.

(2)

Consists of 2,644,963 shares of Common Stock held by Castle Creek Capital Partners III, LP, which shares are controlled by Castle Creek Capital III LLC (“CCC III”) as its sole general partner, and which in turn is controlled by Eggemeyer Capital LLC (“E-Cap”) as a controlling member, and of which Mr. Eggemeyer is the controlling member and President. Mr. Eggemeyer is the President of CCC III. Power is shared with William J. Ruh as Executive Vice President of Castle Creek Capital III LLC and as controlling member and President of one of its controlling members.

Mr. Eggemeyer disclaims beneficial ownership of Common Stock beneficially owned by CCC III except to the extent of his interest in the assets of E-Cap and, in turn, its interest in CCC III.

(3)

An aggregate of 16,063,806 shares of Common Stock are subject to the Voting Agreement, of which 3,073,583 shares of Common Stock are Reporting Person Shares. This Amendment shall not be construed as an admission by the Reporting Persons that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruh Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,644,963 (1)(3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,644,963 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,963 (1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Power is exercised through controlling member and President William J. Ruh

(2)

In its capacity as a controlling member of Castle Creek Capital III LLC (“CCC III”), the sole general partner of Castle Creek Capital Partners III, LP. Control of CCC III is shared with the other controlling member, Eggemeyer Capital LLC.

Ruh Capital LLC disclaims beneficial ownership of Common Stock beneficially owned by CCC III except to the extent of its interest in CCC III.

(3)

An aggregate of 16,063,806 shares of Common Stock are subject to the Voting Agreement, of which 3,073,583 shares of Common Stock are Reporting Person Shares. This Amendment shall not be construed as an admission by the Reporting Persons that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William J. Ruh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 178,610 (1)

	8.	Shared Voting Power 2,644,963 (2)(3)

	9.	Sole Dispositive Power 178,610 (1)

	10.	Shared Dispositive Power 2,644,963 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,823,573 (1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person (See Instructions)

(1)	Consists of 128,610 shares of Common Stock owned by the WJR Trust and 50,000 shares of Common Stock owned by the Ruh Family Trust, for both of which Mr. Ruh is the sole trustee.

(2)

Consists of 2,644,963 shares of Common Stock held by Castle Creek Capital Partners III, LP, which shares are controlled by Castle Creek Capital III LLC (“CCC III”) as its sole general partner, and which in turn is controlled by Ruh Capital LLC (“R-Cap”) as a controlling member, and of which Mr. Ruh is the controlling member and President. Mr. Ruh is the Executive Vice President of CCC III. Power is shared with John M. Eggemeyer, III as President of CCC III and as controlling member and President of its other controlling member, Eggemeyer Capital LLC.

Mr. Ruh disclaims beneficial ownership of Common Stock beneficially owned by CCC III except to the extent of his interest in Ruh Capital and, in turn, its interest in CCC III.

(3)

An aggregate of 16,063,806 shares of Common Stock are subject to the Voting Agreement, of which 3,073,583 shares of Common Stock are Reporting Person Shares. This Amendment shall not be construed as an admission by the Reporting Persons that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares.

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D jointly filed by

(i) Castle Creek Capital Partners III, LP, a Delaware limited partnership (“Fund III”); (ii) Castle Creek Capital III LLC, a Delaware limited liability company and the sole general partner of Fund III (“CCC III”); (iii) Eggemeyer Capital LLC, a Delaware limited liability company and a controlling member of CCC III (“E-Cap”); (iv) John M. Eggemeyer III, a California resident and the controlling member of E-Cap (“Eggemeyer”); (v) Ruh Capital LLC, a Delaware limited liability company and a controlling member of CCC III (“R-Cap”); and (vi) William J. Ruh, a California resident and the controlling member of R-Cap (collectively, the “Reporting Persons”)

on December 17, 2007 (the “Schedule 13D”) with the Securities Exchange Commission (the “SEC”), and amended by Amendment No. 1 to the Schedule 13D filed with the SEC on February 13, 2008, Amendment No. 2 to the Schedule 13D filed with the SEC on December 15, 2008 and Amendment No. 3 to the Schedule 13D filed with the SEC on May 19, 2009 (“Amendment No. 3”), relating to the common stock, $0.001 par value (the “Common Stock”) of Guaranty Bancorp (the “Issuer” or the “Company”).  The Issuer’s address is 1331 Seventeenth St., Suite 300, Denver, CO 80202.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

In connection with the transactions contemplated by the Investment Agreement (as defined in Amendment No. 3), the Company and Fund III are in discussions concerning the purchase by Fund III of an additional 2,000 shares of Series A Preferred Stock (as defined in Amendment No. 3) for consideration of $2 million derived from the working capital of Fund III, which purchase is dependent on the level of participation of other accredited investors in the purchase of shares of Series A Preferred Stock at the closing of the transactions contemplated by the Investment Agreement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

In connection with the transactions contemplated by the Investment Agreement (as defined in Amendment No. 3), the Company and Fund III are in discussions concerning the purchase by Fund III of an additional 2,000 shares of Series A Preferred Stock (as defined in Amendment No. 3) for consideration of $2 million derived from the working capital of Fund III, which purchase is dependent on the level of participation of other accredited investors in the purchase of shares of Series A Preferred Stock at the closing of the transactions contemplated by the Investment Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 21, 2009

/s/ John M. Eggemeyer, III
John M. Eggemeyer, III

EGGEMEYER CAPITAL LLC

By:	/s/ John M. Eggemeyer, III
John M. Eggemeyer, III
President

/s/ William J. Ruh
William J. Ruh

RUH CAPITAL LLC

By:	/s/ William J. Ruh
William J. Ruh
President

CASTLE CREEK CAPITAL III LLC

By:	/s/ John M. Eggemeyer, III
John M. Eggemeyer, III
President

CASTLE CREEK CAPITAL PARTNERS III, LP

By:	/s/ John M. Eggemeyer, III
John M. Eggemeyer, III
President